FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                                As of 04/28/2006


                                  Ternium S.A.
                 (Translation of Registrant's name into English)


                                  Ternium S.A.
                     46a, Avenue John F. Kennedy - 2nd floor
                                L-1855 Luxembourg
                               (352) 4661-11-3815
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                          Form 20-F  X          Form 40-F
                                    ---                   ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                Yes             No  X
                                    ---            ---


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.'s consolidated condensed interim financial statements as of March 31, 2006.

TERNIUM S.A.








CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS AS OF MARCH 31, 2006
AND FOR THE THREE-MONTH PERIODS
ENDED MARCH 31, 2006 AND 2005





46a, Avenue John F. Kennedy, 2nd floor
L - 1855
R.C.S. Luxembourg : B 98 668

                                  TERNIUM S.A.
    Consolidated condensed interim financial statements as of March 31, 2006 and for the three-month periods ended March 31, 2006 and 2005
                         (All amounts in USD thousands)

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENTS

                                                                           Three-month period ended March, 31
                                                                        ------------------------------------------
                                                           Notes               2006                  2005
                                                      ----------------- --------------------  --------------------
                                                                                       (Unaudited)
Net sales                                                   4 & 12           1,528,883               767,589
Cost of sales                                             4, 5 & 12           (987,185)             (418,165)
                                                                        --------------------  --------------------
Gross profit                                                 4                 541,698               349,424

Selling , General and administrative expenses                6                (150,993)              (64,980)
Other operating income (expenses), net                                           1,819                (1,015)
                                                                        --------------------  --------------------
Operating income                                                               392,524               283,429

Financial expenses, net                                     7 & 12            (123,530)              (38,901)
Excess of fair value of net assets acquired over cost                                -               188,356
Equity in (losses) earnings of associated companies           8                 (1,828)               19,309
                                                                        --------------------  --------------------
Income before income tax expense                                               267,166               452,193
Income tax expense                                                             (72,653)              (48,616)
                                                                        --------------------  --------------------
Net income for the period                                                      194,513               403,577
                                                                        --------------------  --------------------
Attributable to:

Equity holders of the Company                                                  165,043               337,619
Minority interest                                                               29,470                65,958
                                                                        --------------------  --------------------
                                                                               194,513               403,577
                                                                        --------------------  --------------------
Weighted average number of shares outstanding                            1,729,329,115         1,168,943,632
Basic and diluted earnings per share for profit
  attributable to the equity holders of the Company
  (expressed in USD per share)                                                    0.10                  0.29


The accompanying notes are an integral part of these consolidated condensed interim financial statements. The Report of the Independent Registered Public Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document. These consolidated condensed interim financial statements should be read in conjunction with our audited Combined Consolidated Financial Statements and notes for the fiscal year ended December 31, 2005.

                                  TERNIUM S.A.
    Consolidated condensed interim financial statements as of March 31, 2006 and for the three-month periods ended March 31, 2006 and 2005
                         (All amounts in USD thousands)

CONSOLIDATED CONDENSED BALANCE SHEETS

                                                           Notes          March 31, 2006         December 31, 2005
                                                         ----------- ------------------------- -----------------------
                                                                           (Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net                            9       5,418,401                 5,463,871
Intangible assets, net                                        9         547,818                   552,882
Investments in associated companies, net                      8           7,323                     9,122
Other investments, net                                                   12,267                    12,607
Deferred tax assets                                                      40,626                    29,126
Other Assets                                                                996                       952
Receivables, net                                                         53,323     6,080,754      47,863   6,116,423
                                                                     ------------- ----------- ----------- -----------
Current assets
Receivables                                                             293,490                   291,302
Other Assets                                                                  -                     3,160
Derivative financial instruments                                          8,420                     5,402
Inventories, net                                                      1,061,634                 1,000,119
Trade receivables, net                                                  495,860                   472,760
Other investments                                                         5,296                     5,185
Cash and cash equivalents                                               902,884     2,767,584     765,630   2,543,558
                                                                     ------------- ----------- ----------- -----------
Non-current assets classified as held for sale                                          9,792                       -
                                                                                   -----------             -----------
                                                                                   -----------             -----------
Total assets                                                                        8,858,130               8,659,981
                                                                                   -----------             -----------

EQUITY
Capital and reserves attributable to the company's
   equity holders                                                                   3,146,384               1,842,454
Minority interest                                                                   1,700,949               1,733,465
                                                                                   -----------             -----------
Total equity                                                                        4,847,333               3,575,919

LIABILITIES
Non-current liabilities
Provisions                                                               54,697                    53,479
Deferred income tax                                                   1,040,943                 1,048,188
Non-current tax liabilities                                              36,917                         -
Other liabilities                                                       197,902                   187,917
Trade payables                                                            1,233                     1,167
Borrowings                                                            1,209,366     2,541,058   2,399,878   3,690,629
                                                                     ------------- ----------- ----------- -----------
Current liabilities
Provisions                                                                  746                       659
Current tax liabilities                                                 103,145                   126,972
Other liabilities                                                       186,149                   194,073
Trade payables                                                          637,303                   555,330
Borrowings                                                              542,396     1,469,739     516,399   1,393,433
                                                                     ------------- ----------- ----------- -----------
Total liabilities                                                                   4,010,797               5,084,062
                                                                                   -----------             -----------
Total equity and liabilities                                                        8,858,130               8,659,981
                                                                                   -----------             -----------


Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 10.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The Report of the Independent Registered Public Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document. These consolidated condensed interim financial statements should be read in conjunction with our audited Combined Consolidated Financial Statements and notes for the fiscal year ended December 31, 2005.

                                  TERNIUM S.A.
    Consolidated condensed interim financial statements as of March 31, 2006 and for the three-month periods ended March 31, 2006 and 2005
                         (All amounts in USD thousands)

CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                           Attributable to the Company's equity holders (1)
                           -------------------------------------------------------------------------
                                                           Capital
                                     Initial                stock                                              Total      Total
                                     public   Revaluation   issue     Currency                                Equity at  Equity at
                            Capital  offering  and other   discount  translation  Retained          Minority  March 31,  March 31,
                             stock   expenses  reserves      (2)     adjustment   earnings  Total   interest   2006       2005
                           --------------------------------------------------------------------------------------------------------

Balance at January 1      1,396,552 (5,456)   1,462,137 (2,298,048)   (92,691)  1,379,960 1,842,454 1,733,465 3,575,919  1,771,851

Currency translation
 adjustment                                                           (42,139)              (42,139)  (14,988)  (57,127)   (78,948)
Net income                                                                        165,043   165,043    29,470   194,513    403,577
                           --------------------------------------------------------------------------------------------------------
Total recognized income
 for the period                                                       (42,139)    165,043   122,904    14,482   137,386    324,629

Dividends paid in cash and
 other distributions                                                                                                      (123,919)
Acquisition of business                                                                                                    916,617
Contributions from
 shareholders (see Note 3)   33,801              43,100    (26,818)                          50,083   (46,998)    3,085
Conversion of Subordinated
  Convertible Loans
  (see Note 3)              302,962             302,962                                     605,924             605,924
Initial Public Offering
  (see Note 3)              271,429 (17,839)    271,429                                     525,019             525,019
Revaluation and other
  reserves                                                                                                                 432,385
                           --------------------------------------------------------------------------------------------------------

Balance at March 31       2,004,744 (23,295)  2,079,628 (2,324,866)  (134,830)  1,545,003 3,146,384 1,700,949 4,847,333  3,321,563
                           --------------------------------------------------------------------------------------------------------

(1) Shareholders equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 10 (ii).

(2) Represents the difference between book value of non monetary contributions received form shareholders under Luxembourg GAAP and IFRS.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg GAAP exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable. See Note 10 (ii).

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The Report of the Independent Registered Public Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document. These consolidated condensed interim financial statements should be read in conjunction with our audited Combined Consolidated Financial Statements and notes for the fiscal year ended December 31, 2005.

                                  TERNIUM S.A.
    Consolidated condensed interim financial statements as of March 31, 2006 and for the three-month periods ended March 31, 2006 and 2005
                         (All amounts in USD thousands)


CONSOLIDATED CONDENSED INTERIM CASH FLOW STATEMENTS

                                                                        -----------------------------------
                                                             Notes      Three-month period ended March, 31
                                                           ----------   -----------------------------------
                                                                             2006               2005
                                                                        -----------------------------------
                                                                                   (Unaudited)
Cash flows from operating activities
Net income for the period                                                  194,513            403,577
Adjustments for:
     Depreciation and amortization                              9          106,300             48,940
     Income tax accruals less payments                                      10,948             30,044
     Excess of fair value of net assets
      acquired over cost                                                         -           (188,356)
     Equity in earnings of associated companies                 8            1,828            (19,309)
     Interest accruals less payments                                       (15,893)             3,185
Changes in  provisions                                                      11,420              2,856
Changes in working capital                                                 (12,581)           106,152
Currency translation adjustment and others                                  (2,973)             4,421
                                                                        ----------------   ----------------
Net cash provided by operating activities                                  293,562            391,510
                                                                        ----------------   ----------------

Cash flows from investing activities
Capital expenditures                                            9          (89,998)           (36,866)
Changes in trust funds                                                           -             83,570
Acquisition of business                                        11          (55,183)                 -
Proceeds from the sale of property, plant and
 equipment                                                                   4,013              1,867
                                                                        ----------------   ----------------
Net cash  (used in) provided by investing activities                      (141,168)            48,571
                                                                        ----------------   ----------------

Cash flows from financing activities
Dividends paid in cash and other distributions to
 company's equity shareholders                                                   -            (99,743)
Dividends paid in cash and other distributions to
 minority shareholders                                                           -            (24,176)
Net proceeds from Initial Public Offering                                  525,019                  -
Contributions from shareholders                                              3,085                  -
Proceeds from borrowings                                                    11,381             26,884
Repayments of borrowings                                                  (553,452)          (133,391)
                                                                        ----------------   ----------------
Net cash used in financing activities                                      (13,967)          (230,426)
                                                                        ----------------   ----------------
                                                                        ----------------   ----------------
Increase in cash and cash equivalents.                                     138,427            209,655
                                                                        ----------------   ----------------

Movement in cash and cash equivalents
At January 1, (1)                                                          754,980            194,875
Acquisition of business                                                          -            305,342
Effect of exchange rate changes                                               (813)           (32,507)
Increase in cash and cash equivalents                                      138,427            209,655
                                                                        ----------------   ----------------
Cash and cash equivalents at March 31, (1)                                 892,594            677,365
                                                                        ----------------   ----------------
Non-cash transactions
Conversion of debt instruments into shares                                 605,925            127,576



(1) In addition, the Company has restricted cash for USD 10,290 and USD 10,650 at March 31, 2006 and December 31, 2005, respectively.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The Report of the Independent Registered Public Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document. These consolidated condensed interim financial statements should be read in conjunction with our audited Combined Consolidated Financial Statements and notes for the fiscal year ended December 31, 2005.

                                  TERNIUM S.A.
    Consolidated condensed interim financial statements as of March 31, 2006 and for the three-month periods ended March 31, 2006 and 2005
                         (All amounts in USD thousands)



INDEX TO THE NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1    Basis of presentation
2    Accounting policies
3    Initial Public Offering
4    Segment information
5    Cost of sales
6    Selling, general and administrative expenses
7    Financial expenses, net
8    Investments in associated companies, net
9    Property, plant and equipment and Intangible assets, net
10   Contingencies, commitments and restrictions on the distribution of profits
11   Acquisition of business
12   Related party transactions
13   Recent accounting pronouncements
14   Post balance sheet events

                                  TERNIUM S.A.
        Notes to the Consolidated Condensed Interim Financial Statements


1    Basis of presentation


Ternium S.A. (the "Company" or "Ternium"), a Luxembourg Corporation (Societe Anonyme), was incorporated on December 22, 2003 under the name of Zoompart Holding S.A. to hold investments in flat and long steel manufacturing and distributing companies. The extraordinary shareholders' meeting held on August 18, 2005, changed the corporate name to Ternium S.A.

These consolidated condensed interim financial statements have been prepared in accordance with IAS 34, "Interim Financial Reporting".

These consolidated condensed interim financial statements should be read in conjunction with the audited combined consolidated financial statements for the year ended December 31, 2005.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

The preparation of consolidated condensed interim financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material intercompany transactions and balances have been eliminated in consolidation. However, the fact that the functional currency of the Company's subsidiaries differ, results in the generation of foreign exchange gains
(losses) that are included in the consolidated condensed interim income statement under "Financial expenses, net".

These consolidated condensed interim financial statements were approved by the Board of Directors of Ternium on April 28, 2006.

2    Accounting policies

The accounting policies used in the preparation of these consolidated condensed interim financial statements are consistent with those used in the audited combined consolidated financial statements for the year ended December 31, 2005.

A detail of the accounting policies followed by the Company in the preparation of these financial statements, other than those followed in the preparation of the audited combined consolidated financial statements for the year ended December 31, 2005 follows:

- Non-current assets (disposal groups) classified as held for sale

Non-current assets (disposal groups) are classified as assets held for sale and stated at the lower of carrying amount and fair value less cost to sell if their carrying amount is recovered principally through a sale transaction rather than through a continuing use.

The carrying value of non-current  assets  classified as held for sale total USD
9.8 million and include principally land and other real estate items. Sale is expected to be completed within a one year period.

3 Initial public offering

In January 2006, the Company successfully completed its registration process with the United States Securities and Exchange Commission ("SEC") and announced the commencement of its offer to sell 24,844,720 American Depositary Shares ("ADS") representing 248,447,200 shares of common stock through Citigroup Global Markets Inc., Deutsche Bank Securities Inc., JP Morgan Securities Inc., Morgan Stanley & Co. Incorporated, BNP Paribas Securities Corp., Caylon Securities
(USA) Inc. and Bayerische Hypo-und Vereinsbank AG (collectively, the "Underwriters" and the offering thereunder, the "Initial Public Offering"). The gross proceeds from the Initial Public Offering totaled USD 496.9 million and have been used to fully repay Tranche A of the Ternium Credit facility, after deducting related expenses.

Also, the Company has granted to the Underwriters an option, exercisable for 30 days from January 31, 2006, to purchase up to 3,726,708 additional ADSs at the public offering price of USD20 per ADS less an underwriting discount of USD0.55 per ADS. On February 23, 2006 the underwriter exercised such option to purchase 2,298,136 ADSs at the public offering price of USD20 per ADS less an underwriting discount of USD0.55 per ADS.

The gross proceeds from this transaction totaled USD 46.0 million.

                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)



3    Initial public offering (continued)

In  addition,  the  Company  entered  into  the  Subordinated  Convertible  Loan
Agreements for a total aggregate amount of USD594 million to fund the acquisition of Hylsamex. As per the provisions contained in the Subordinated Convertible Loan Agreements, the Subordinated Convertible Loans would be converted into shares of the Company upon delivery of Ternium's ADSs to the Underwriters. On February 6, 2006 the Company delivered the above mentioned ADSs and, accordingly, the Subordinated Convertible Loans (including interest accrued through January 31, 2006) were converted into shares at a conversion price of USD2 per share, resulting in the issuance of 302,962,261 new shares.

Furthermore, in November 2005, Sidetur, a subsidiary of Sivensa, exchanged with ISL its 3.42% equity interest in Amazonia and USD 3,1 million in cash for shares of the Company. ISL has contributed such interest in Amazonia to the Company in exchange for shares of the Company after the settlement of the Initial Public Offering.

4    Segment information

Primary reporting format - business segments

                                 Flat steel    Long steel
                                 products      products      Other        Total
                                ------------------------------------------------
Three-month period ended
March 31, 2006

Net sales                        1,197,327      282,864      48,692   1,528,883
Cost of sales                     (748,689)    (198,525)    (39,971)   (987,185)
                                ------------------------------------------------
Gross profit                       448,638       84,339       8,721     541,698

Depreciation - PP&E                 89,938       11,407         308     101,653


                                 Flat steel    Long steel
                                 products      products      Other        Total
                                ----------- ------------------------------------
Three-month period ended
March 31, 2005

Net sales                          681,591       69,930      16,068     767,589
Cost of sales                     (369,528)     (38,617)    (10,020)   (418,165)
                                ----------- ------------------------------------
Gross profit                       312,063       31,313       6,048     349,424

Depreciation - PP&E                 43,289        4,204           -      47,493


Secondary reporting format - geographical segments

Allocation of net sales is based on the customers' location. Allocation of assets and capital expenditures is based on the assets' location.

Ternium's subsidiaries operate for three main geographical areas. The North American segment comprises principally United States, Canada and Mexico. The South and Central American segment comprises principally Argentina, Brazil, Colombia, Venezuela and Ecuador.

                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

4    Segment information (continued)



                                  South and                 Europe
                                   Central      North        and
                                   America     America      others       Total
                                 ----------  ----------   ----------  ----------

Three-month period ended
March 31, 2006
Net sales                         827,884     686,704      14,295     1,528,883

Depreciation - PP&E.               68,445      33,201           7       101,653


Three-month period ended
March 31, 2005
Net sales                         482,639     162,648     122,302       767,589

Depreciation - PP&E.               47,482           4           7        47,493



5    Cost of sales

                                                               Three-month period ended
                                                                     March 31,
                                                            --------------------------------
                                                                2006               2005
                                                            --------------------------------
                                                                    (Unaudited)

Inventories at the beginning of the period                     1,000,119           254,286
Acquisition of business                                            8,180           284,676
Plus: Charges for the period
Raw materials and consumables used and other movements           695,571           243,159
Services and fees                                                 35,312            17,677
Labor cost                                                       118,292            45,687
Depreciation of property, plant and equipment                     95,181            44,615
Amortization of intangible assets                                  3,348             1,019
Maintenance expenses                                              71,601            33,070
Office expenses                                                    1,513               502
Freight and transportation                                         5,666             5,168
Insurance                                                          2,641               759
Provision for obsolescence                                         9,390             2,014
Recovery from sales of scrap and by-products                    (13,846)            (6,810)
Others                                                            15,851             5,254
Less: Inventories at the end of the period                    (1,061,634)         (512,911)
                                                            ------------- ------------------
Cost of sales                                                    987,185           418,165
                                                            ------------- ------------------

6    Selling, General and administrative expenses

                                                            -------------------------------
                                                               Three-month period ended
                                                                    March 31,
                                                            -------------------------------
                                                                  2006              2005
                                                            -------------------------------
                                                                   (Unaudited)

Services and fees                                                 16,020             5,148
Labor cost                                                        33,233            10,713
Depreciation of  property plant and equipment                      6,472             2,878
Amortization of intangible assets                                  1,299               428
Maintenance and expenses                                           3,791               811
Taxes                                                             10,295             6,469
Office expenses                                                    6,461             2,271
Freight and transportation                                        66,833            33,742
Insurance                                                            401               171
Others                                                             6,188             2,349
                                                            ------------- -----------------
Selling, General and administrative expenses                     150,993            64,980
                                                            ------------- -----------------

                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

7    Financial expenses, net

                                                   Three-month period ended
                                                          March 31,
                                                  -------------------------
                                                      2006           2005
                                                  -------------------------
                                                          (Unaudited)

Interest expense                                    (37,376)       (5,175)
Interest income                                      12,153         3,895
Net foreign exchange transaction gains and
 change in fair value of derivative instruments      (5,496)      (28,465)
Write-off of debt issue costs                        (9,030)            -
Income from Participation Account (i)                     -        44,050
Loss from Participation Account (i)                 (83,305)      (53,100)
Others                                                 (476)         (106)
                                                  ----------   ------------
Financial expenses, net                            (123,530)      (38,901)
                                                  ----------   ------------


     (i) Until February 15, 2005, the Company accounted for its investment in Amazonia under the equity method of accounting. Thus, income arising from the Participation Account Agreement has been recorded under Income from Participation Account within Financial expenses, net. Upon conversion of the Amazonia Convertible Debt Instrument on February 15, 2005, the Company acquired control over Amazonia and began accounting for such investment on a consolidated basis. Accordingly, income resulting from Ternium's share of the Participation Account as from February 15, 2005, has been offset against Amazonia's loss for the same concept and shown net under Loss from Participation Account line item.

8    Investments in associated companies, net

                                           Three-month period ended March 31,
                                          -----------------------------------
                                               2006                2005
                                          -----------------------------------
                                                      (Unaudited)
At the beginning of  the year                  9,122            309,318
Translation adjustment                            29             (3,425)
Equity in (losses) earnings  of
 associated companies                         (1,828)            19,309
Consolidation of Amazonia
                                                   -           (318,166)
                                          ----------------- -----------------
At the end of  the period                      7,323              7,036
                                          ----------------- -----------------

9    Property, plant and equipment and Intangible assets, net

                                            Net Property,
                                             Plant and        Net Intangible
                                             Equipment            Assets
                                           ----------------  -----------------
                                            (Unaudited)        (Unaudited)
Three-month period ended March 31, 2006
At the beginning of the year                    5,463,871          552,882
Currency translation differences                  (64,426)          (3,985)
Transfers                                          (9,633)               -
Additions                                          86,430            3,568
Disposals                                          (4,013)               -
Increase due to business acquisition               47,825                -
Depreciation/ Amortization charge                (101,653)          (4,647)
                                           ----------------  -----------------
At the end of the period                        5,418,401          547,818
                                           ----------------  -----------------

                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)


10   Contingencies, commitments and restrictions on the distribution of profits

This note should be read in conjunction with Note 29 to the Company's audited Combined Consolidated Financial Statements for the year ended December 31, 2005. Significant changes or events since the date of the annual report are as follows:

(i) Consorcio Siderurgia Amazonia Ltd .- PDVSA-Gas C.A. claim

As a consequence of the commercial transactions entered into by Sidor and PDVSA-Gas during the three-month period ended March 31, 2006, Sidor's potential exposure under its litigation against that company increased by USD 7.8 million, thus reaching a total amount of USD 102.1 million.

(ii) Restrictions on the distribution of profits
Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve has reached an amount equal to 10% of the share capital.

Ternium may pay dividends to the extent that it has distributable retained earnings and distributable reserves calculated in accordance with Luxembourg law and regulations. Therefore, retained earnings included in the consolidated condensed interim financial statements may not be wholly distributable.

Shareholders'  equity  under  Luxembourg  law  and  regulations   comprises  the
following captions (amounts in USD thousands):



                                                              At March 31, 2006
                                                              -----------------
Share capital                                                       2,004,744
Initial Public Offering expenses                                      (14,928)
Legal reserve                                                         200,474
Distributable reserves                                                402,149
Non distributable reserves                                          1,414,122
Accumulated profit at January 1, 2006                                 107,612
Profit for the period                                                  18,337
                                                              -----------------
Total shareholders' equity under Luxembourg GAAP                    4,132,510
                                                              -----------------


11   Acquisition of business

On November 18 2005, Ternium's Argentine subsidiary, Siderar, agreed to acquire assets and facilities of Acindar Industria Argentina de Aceros S.A. ("Acindar") related to the production of welded steel pipes in the province of Santa Fe in Argentina, as well as 100% of the issued and outstanding shares of Impeco S.A., which in turn owns a plant located in the province of San Luis in Argentina. Purchase price paid totaled USD 55.2 million, subject to subsequent adjustments. These two plants have a production capacity of 140 thousand tons per year of tubes to be used in the construction, agricultural and manufacturing industries. The acquisition has been approved by the Argentine competition authorities and was completed on January 31, 2006. This acquisition did not give rise to goodwill.

The acquired business contributed revenues of USD 9.9 million in the three month period ended March 31, 2006. The fair value of assets and liabilities arising from acquisition are as follows:


                                                       USD thousands
                                                      ----------------
       Property, plant and equipment                          47,825
       Inventories                                             8,180

       Cash and cash equivalents                                   -
       Deferred tax liabilities                                 (875)
       Others assets and liabilities, net                         53
                                                      ----------------
       Net                                                    55,183
                                                      ----------------

                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)


12   Related parties transactions

The Company is controlled by San Faustin N.V., a Netherlands Antilles corporation, which owns 70.52% of the Company's outstanding shares, either directly or indirectly. The ultimate controlling entity of the Company is Rocca & Partners, a British Virgin Islands corporation.

The following transactions were carried out with related parties:

                                                        Three-month period ended March, 31
                                                        -------------------------------------
                                                              2006                2005
                                                        ------------------- -----------------
                                                                     (Unaudited)
(i)  Transactions

(a)  Sales of goods and services
       Sales of goods to other related parties               24,243               9,113
       Sales of services to associated parties                  508                 275

       Sales of services to other related parties                 -                 663
                                                        ------------------- -----------------
                                                             24,751              10,051
                                                        ------------------- -----------------
(b)  Purchases of goods and services
       Purchases of goods from associated parties            14,390              21,603
       Purchases of goods from other related parties         21,983               9,237
       Purchases of services from other related parties      10,894               8,678
                                                        ------------------- -----------------
                                                             47,267              39,518
                                                        ------------------- -----------------
(c)  Financial results

       Income with associated parties                             -              44,697
       Expenses with other related parties                     (147)             (1,013)
                                                        ------------------- -----------------
                                                               (147)             43,684
                                                        ------------------- -----------------


                                                        -------------------------------------
                                                          At March 31,       At December 31,
                                                            2006                 2005
                                                        ------------------ ------------------
                                                           (Unaudited)
(ii) Period-end balances

(a) Arising from sales/purchases of goods/services
         Receivables from associated  parties                66,753              71,317
         Receivables from other related parties              25,193              18,175
         Payables to associated parties                      (5,123)            (13,644)
         Payables to other related parties                  (23,318)            (17,914)
                                                        ------------------ ------------------
                                                             63,505              57,934
                                                        ------------------ ------------------
(b)  Other investments
                                                        ------------------ ------------------
         Time deposit                                        10,147              10,450
                                                        ------------------ ------------------
(c)  Other balances
                                                        ------------------ ------------------
         Trust fund with other related parties                    -               5,185
                                                        ------------------ ------------------

(d)  Financial debt
                                                        ------------------ ------------------
         Borrowings with other related parties               (3,789)           (607,472)
                                                        ------------------ ------------------

 (iii) Officers and Directors' compensation

The  aggregate   compensation  of  Officers  and  Directors  earned  during  the three-month period ended March 31, 2006 amounts to USD 3,426 thousands.

13   Recent accounting pronouncements

IFRIC Interpretation 9, Reassessment of Embedded Derivatives

In February 2006, the International Financial Reporting Interpretations Committee ("IFRIC") issued IFRIC Interpretation 9 "Reassessment of Embedded Derivatives" ("IFRIC 9"). IFRIC 9 applies to all embedded derivatives within the scope of International Accounting Standard No. 39. However, it does not address
(i) remeasurement issues arising from a reassessment of embedded derivatives, or
(ii) the acquisition of contracts with embedded derivatives in a business combination nor their possible reassessment at the date of acquisition.

Paragraph 7 of IFRIC 9 states that an entity shall assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. Also, paragraph 8 of IFRIC 9 states that a first-time adopter shall assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative on the basis of the conditions that existed at the later of the date it first became a party to the contract and the date a reassessment is required by paragraph 7.

An entity shall apply this Interpretation for annual periods beginning on or after 1 June 2006, although earlier application is encouraged. If an entity applies the Interpretation for a period beginning before 1 June 2006, it shall disclose that fact. The Interpretation shall be applied retrospectively.

The Company's management has not assessed the potential impact that the application of IFRIC 9 may have on the Company's financial condition or results of operations.

14   Post balance sheet events

The following are the main post balance sheet events:

a) In April 2006, the Company acquired a 50% equity interest in Acerex S.A. de C.V. ("Acerex") through its subsidiary Hylsa S.A. de C.V. Total purchase price accounted for USD 44.6 million. Upon completion of this transaction (which is expected to occur in the second quarter of fiscal year 2006 following the approval by the Mexican competition authorities) Hylsa S.A. de C.V. will own 100% of Acerex.

Acerex is a service center dedicated to processing steel to produce short-length and steel sheets in various widths. Acerex operates as a cutting and processing plant for Ternium's Mexican operations and as an independent processor for other steel companies.

b) On April 19, 2006, the Shareholders' Meeting of Siderar, approved the distribution of dividends in cash for 122.8 million of Argentine pesos (approximately USD 40.0 million).






                                Roberto Philipps
                             Chief Financial Officer

1    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  TERNIUM S.A.


By: /s/ Roberto Philipps                          By: /s/ Daniel Novegil
    --------------------------                        --------------------------
Name: Roberto Philipps                            Name: Daniel Novegil
Title: Chief Financial Officer                    Title: Chief Executive Officer


Dated: April 28, 2006